Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Boone's Bourbon Co.
105 S Norfolk Way
Charleston, SC 29445
www.drinkboonesbourbon.com

Up to $1,070,000.00 in Class A Non-Voting Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Boone's Bourbon Co.
Address: 105 S Norfolk Way, Charleston, SC 29445
State of Incorporation: SC
Date Incorporated: March 08, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Class A Non-Voting Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Class A Non-Voting Common Stock
Type of Security Offered: Class A Non-Voting Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $100.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Investment Incentives

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird

Invest within the next 72 hours and receive 10% bonus shares.

Early Bird

Invest within the next 7 days and receive 5% bonus shares.

Amount-Based Investment Incentives

Tier 1 | $250+

Invest $250+ and receive 1 Boone's Bourbon Hat + 1 Boone's Bourbon Sticker + 1 Boone's Bourbon Owner Certificate.

Tier 2 | $500+

Invest $500+ and receive 1 Boone's Bourbon Hat + 1 Boone's Bourbon Sticker + 2 Bourbon Glasses + 1 Boone's Bourbon Certificate.

Tier 3 | $1,000+

Invest $1,000+ and receive 2 Boone's Bourbon Hat + 2 Boone's Bourbon Stickers + 4 Bourbon Glasses + 1 Boone's Bourbon "Founder Clubs" Lifetime Club Status & Owners Certificate.

Tier 4 | $5,000+

Invest $5,000+ and receive 5% bonus shares, 2 Boone's Bourbon Hat + 2 Boone's Bourbon

Stickers + 4 Bourbon Glasses + 1 Boone's Bourbon "Founder Clubs" Lifetime Club Status & Owners Certificate.

Tier 5 | $10,000+

Invest $10,000+ and receive 10% bonus shares, 2 Boone's Bourbon Hat + 2 Boone's Bourbon Stickers + 4 Bourbon Glasses + 1 Laser Engraved "Boone's Bourbon" barrel sent to our house + 1 Boone's Bourbon "Founder Clubs" Lifetime Club Status & Owners Certificate.

Tier 6 | $50,000+

Invest $50,000+ and receive 15% bonus shares, 2 Boone's Bourbon Hat + 2 Boone's Bourbon Stickers + 4 Bourbon Glasses + 1 Laser Engraved "Boone's Bourbon" barrel sent to our house + Get to have first access to our new barrel-aged bourbon, samples sent to you to taste and review + 1st access to our "boilermaker" beer with samples - 1 Boone's Bourbon "Founder Clubs" Lifetime Club Status & Owners Certificate.

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Boone's Bourbon Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Non-Voting Common Stock at $2.00 / share, you will receive 110 Class A Non-Voting Common Stock shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Boone's Bourbon Co. ("Boone's Bourbon" or the "Company") is a domestic corporation formed under the laws of the state of South Carolina. Its prior business entity, Boone's Bourbon, LLC, was organized under South Carolina law on November 2, 2018, and conducted continuous operations until it converted to a domestic corporation under South Carolina law on March 8, 2022.

"Homegrown" Boone's Bourbon is an award-winning American Bourbon Whiskey brand that

produces and sells spirits all across the United States. We created a brand that is meant for the upscale bourbon whiskey fan and nicer cocktail bars & restaurants. Founded by singer/songwriter Tyler Boone in 2015 and launched in 2018 in Charleston, SC at the Striped Pig Distillery. This is a cask-strength high proof bourbon that is aged to perfection in brand new American white oak charred barrels.

Competitors and Industry

Industry

"Homegrown" Boone's Bourbon was designed for the more upscale cocktail bars & restaurants and for the premium liquor stores that have bourbon enthusiasts as their clientele.

The Whiskey & Bourbon Distilleries market is estimated at $4.9 billion in the U.S. that grew at a healthy clip of 5.3% on average annually from 2017 to 2022.

*Source: https://www.ibisworld.com/industry-statistics/market-size/whiskey-bourbon-distilleries-united-states/

According to the Distilled Spirits Council of the United States (DISCUS), during 2009-2019, the volume of cases of whiskey increased by 28.5% overall, with a total of 26 million cases sold in the U.S.

*https://caskx.com/2021/01/18/behind-the-bourbon-boom-and-where-its-headed/#:~:text=According%20to%20global%20data%20firm,11.4%20percent%20for%20dollar%20sales

Bourbon accounts for 37% of the whiskey subcategory and 13% of the total liquor category in 2021. Over the same period in 2020, bourbon held a 40% share of the whiskey subcategory and a 14% share of the total liquor category.

*https://bevalcinsights.com/bevalc-insights-2021-bourbon-forecast/

Bourbon alone represents 8.7%of the total spirits volume in the U.S. according to global data firm IWSR

*https://www.theiwsr.com/news-and-comment-spirits-forecasted-to-lead-share-of-servings-by-2030-in-the-us/

Competitors

The Company has several major competitors in the bourbon market. Our competitors are other premium high-proof bourbons such as Bulleit Bourbon, Michter's, High West, Blanton's, Buffalo Trace, E.H Taylor, Whistle Pig, Heaven Hill, Russell's Reserve, and 1792.

Despite the present competitive landscape, the Company stands out in the bourbon industry because we provide a premium 117 proof bourbon experience at an attractive price point.

We are the only high-proof, cask strength bourbon at this price point. Elijah Craig Barrel Proof Select is at $88.99, Wild Turkey Rare Breed Bourbon is at $58.99, Russell's Reserve Single Barrel Bourbon is at $66.99 for example and we are at $46.99 on the west coast & $36.99 on the east coast proving we are beating the competition in the retail space by still offering an incredible bourbon whiskey to the public.

Heaven Hill is a medium-sized manufacturing company located in Kentucky with a revenue of $185 million with roughly 500 employees

Our major advantage, our price point, is completely disrupting the competition & our branding is right on point standing right up there with other top bourbon whiskey brands. Our only disadvantage is not having the proper funding to market to the masses all across the United States so that everyone can be aware of our award-winning product. We also need the funding so we can start our "barrel-aged program" so we can also offer this to our dedicated bourbon whiskey fans!

Current Stage and Roadmap

Current Stage

Our product is currently available in 26 states on retail shelves & bars and is also available for online delivery to all 50 states. We market heavily into our social media with a total number of over 44,000 followers & members combined between Boone's Bourbon pages and groups with Tyler Boone pages & groups. We also work closely in select markets with radio station groups & music talent buying agencies for major music festival sponsorships.

We source bourbon from MGP in Indiana & then bring it to Green River Distillery in Kentucky (previously was Terressentia in Charleston, SC) and "fast age" our product with technology to taste just like a 7 year aged product. This also cleans the alcohol and makes it a better product for the public. Finally, we bring it back to Charleston, SC to the Striped Pig Distillery to bottle & ship to our distribution partners. We market the product in two ways:

1) We work closely with our distribution partners with their liquor reps on programs & incentives to get the product into more accounts and bar activation programs.

2) We heavily utilize social media and it is the most effective way to grow a brand both in the market and online. Our social media spending is very high & we plan to accelerate that after this raise with our investors.

Future Roadmap

We plan on launching new products after this capital raise.

1) Boone's Bourbon plans to be laying down aged barrels to begin our barrel program in September 2022.

2) We intend to launch a rye whiskey product in September 2022.

3) We plan on launching a lower-proof version of the Boone's Bourbon also in September 2022.

4) Finally we also anticipate launching our "boilermaker" beer product in September 2022.

5) We plan to focus on better distribution channels in select states & also plan to launch into more states.

6) Our marketing efforts are planned to be our main focus above all else by incentivizing the reps in our distribution channels to go land more on & off-premise accounts. We plan to be able to invest more in our social media (which is already huge) and keep investing in sponsorship packages.

7) We also anticipate hiring both a marketing and brand manager to help assist with day-to-day tasks.

The Team

Officers and Directors

Name: Tyler Boone

Tyler Boone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Founder
  Dates of Service: August 01, 2015 - Present
  Responsibilities: Delegates day to day tasks, helps with big box retail relationships, launching the product in new markets and majority of the marketing. I also personally have funded all the marketing out of pocket for the past 4 years. I have never received a salary from Boone's Bourbon. I own 45% equity of Boone's Bourbon. I spend over 40 hours a week on Boone's Bourbon.

- **Position:** Director
  Dates of Service: August 01, 2015 - Present
  Responsibilities: Manages and oversees the overall direction of the business, plans and implements strategic initiatives to grow the business, and works with other directors in business planning.

- **Position:** President
  Dates of Service: August 01, 2015 - Present
  Responsibilities: Makes major corporate decisions, manages the overall operations, and resources of a company, acting as the main point of communication between the board of directors and corporate operations.

Other business experience in the past three years:

- **Employer:** Artist Formula
  Title: Founder, CEO & President
  Dates of Service: March 01, 2020 - Present
  Responsibilities: Build relationships with musicians and artists and promotes them through online services and on social media. Distribute albums, plan major music festivals. Guest speaker. I spend roughly 40 hours a week with Artist Formula.

Name: Michael Boone

Michael Boone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO - Director of Operations
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Mick handles a lot of the day to day tasks at the distillery, helps with product orders, delegates any payments to brokers and helps launch product in new markets and land new accounts.

- **Position:** Director

Dates of Service: March 01, 2018 - Present
Responsibilities: Oversee the marketing strategy for the company

- **Position:** Secretary
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Keeping track of wholesale sales and inventory and depletion

Name: Khai Nguyen

Khai Nguyen 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Khai is in charge of all finances, helps delegate and supply ideas for future purchase orders, and future projects, and helps with investor pitches, etc. Khai currently works approximately 5 hours per week with Boone's Bourbon and does not currently take a salary.

- **Position:** Director
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Overseas all book keeping and banking functions

- **Position:** Treasurer
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Manages all reconciliation of financial transactions

Other business experience in the past three years:

- **Employer:** Evy Tea
  Title: CEO
  Dates of Service: January 01, 2016 - December 31, 2018
  Responsibilities: Capital raising, hiring/firing/ day-to-day operations, sales, manufacturing process improvement

Other business experience in the past three years:

- **Employer:** Harvest Exchange
  Title: Director Biz Dev / Investor Relations
  Dates of Service: January 01, 2013 - January 01, 2016
  Responsibilities: Accelerate growth of the platform to increase adoption and valuation

Other business experience in the past three years:

- **Employer:** Legendary Ventures
  Title: Executive Partner
  Dates of Service: January 07, 2022 - Present
  Responsibilities: Responsibilities including investor relations, backend operations, and sourcing deal flow. He spends 40 hours/week

Other business experience in the past three years:

- **Employer:** Brookhurst Capital Management
  Title: Managing Partner
  Dates of Service: March 26, 2013 - Present
  Responsibilities: Attending quarterly meetings. 0 hrs/week

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months

following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcoholic beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering equity in the amount of up to $1,500,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights

The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly

developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Boone's Bourbon was formed on 11/02/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Boone's Bourbon has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tyler Boone	2,700,000	Class A Non-Voting Common Stock	45.0%
Mick Boone	2,700,000	Class A Non-Voting Common Stock	45.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Class A Non-Voting Common Stock.

Class A Non-Voting Common Stock

The amount of security authorized is 20,000,000 with a total of 6,000,000 outstanding.

Voting Rights

There are no voting rights associated with Class A Non-Voting Common Stock.

Material Rights

Voting Rights. Each holder of Class A Non-Voting Common Stock, as such, shall be non-voting; provided, however, that:

(i) except as otherwise required by South Carolina Corporation Laws, holders of Non- Voting Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any class or series of Stock);

(ii) so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) this Certificate of Incorporation or the bylaws of the Corporation so as to adversely affect the preferences, rights or powers of the Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the

value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $12,000,000.00
  Number of Securities Sold: 6,000,000
  Use of proceeds: The Incorporators exchanged their Membership Interests in the former Boone's Bourbon LLC., which was valued at Twelve Million Dollars ($12,000,000.00) as set forth below in exchange for the equivalent value of Common Non-Voting of Boone's Bourbon Co. at a par value of $2.00 per share.
  Date: March 14, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The year ended December 31, 2021, compared to the year ended December 31, 2020, when the Company operated under its prior LLC business structure.

Revenue

Revenue for the fiscal year 2021 was $32,329, almost a 300% increase compared to the fiscal year 2020

Our sales increased mainly because of the increase in distribution, targeting marketing, and COVID regulations being relaxed.

Cost of sales

The cost of sales in 2021 was $0, the same as our costs of sales in the fiscal year 2020. The consistent cost of sales was due to our continued partnership with our distillery that takes care of our purchasing of raw materials.

Gross margins

2021 gross profit increased by $19,296 over 2020 gross profit as our strong partnership with our distillery continued. This improved performance was caused by an increase in production scale.

Expenses

The Company's expenses consist of, among other things, compensation, marketing, and sales expenses, which increased in 2021 by $74,451 from 2020. This increase was due to increased compensation and additional marketing and sponsorships.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows from years prior to 2021 will be indicative of the revenue and cash flows expected for the future because our growth has been consistent with recurring reorders. 2021 cash flow was affected by the repayment of certain loan obligations, the bulk of which have been satisfied.

Past cash was primarily generated through sales. Our goal is to focus on our top-selling regions/states and launch our barrel program which will boost sales and push up our margins.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2022, the Company has capital resources available in the form of a loan in the amount of $49,986.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the growth of our expansion to additional states and territories, increase brand awareness, and scale up operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $45,000 for expenses related to salaries, inventory, and marketing & distribution. Our cost of goods will be slightly higher if we raise the minimum as we won't be able to hit economies of scale in production. We would also be spending less on marketing and promotions with decreased budgets.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $45,000 for expenses related to salaries, inventory, and marketing & distribution. Our cost of goods will incrementally decrease as we hit economies of scale in our production. We would increase our marketing and sponsorship opportunities to increase our throughput and brand awareness. This would include an increase in merch, promos, demos, and tastings.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a future capital raise to build out our own production facility.

Indebtedness

- **Creditor:** Paypal
  Amount Owed: $25,805.00
  Interest Rate: 0.0%
  Maturity Date: October 13, 2022
  The initial loan amount was $27,300.00 with a total fixed fee of $5,428.55 for a period of 52 weeks. No interest accrues within this loan agreement, only the total loan fee.

- **Creditor:** Tyler Boone
  Amount Owed: $24,181.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2023

No written agreement was executed for this loan amount, which the Company's CEO made for the purpose of providing a direct cash infusion to the business.

Related Party Transactions

- **Name of Entity:** Tyler Boone
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Direct capital infusion to maintain business operations and production.
  Material Terms: A capital infusion made by the Company's CEO without a maturity date, interest, or expectation of total repayment.

Valuation

Pre-Money Valuation: $12,000,000.00

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors.

1) The Value of the Company's Assets & Brand Development

The Company filed a trademark application for Homegrown Boones Bourbon on August 17, 2021 (USPTO serial #97257547). We expect it to be completed by end of 2023. Additionally, our inventory assets are expected to grow significantly with the completion of the crowdfunding offering.

The value of the Company's tangible and intangible assets includes Boone's Bourbon brand, trade secrets, and formulation. Its brand recognition has also grown considerably in the short time the Company has been operating from its success at nationwide tasting competitions (Top 6 Bourbon in the World in Forbes, Platinum Los Angeles, Double Gold San Francisco, Double Gold New York, Double Gold New York Best Fifty, Gold Las Vegas, Silver Denver.).

Our current inventory on hand is worth $244,940 in our distillery (bottles, bourbon whiskey, labels, etc.). After the capital raise, we plan on making our initial order of 8 year aged bourbon barrels for our barrel-aged program. Priced at $6,000 a barrel with a purchase of 50 barrels makes it a $300,000 value. Our beer project is planned to be released this Summer 2022 and our special release Boone's Bourbon 97 proof is also expected to be released this Fall 2022.

2) Management and Previous Business Successes

Tyler Boone manages a successful online platform for music publishing called Artist Formula. He grew it from one artist to several hundred artists within 5 years and it continues to help the careers of many young artists today.

Tyler has been featured in Rolling Stone, American Songwriter, Billboard, Loudwire & has supported such artists as Sheryl Crow, The Avett Brothers, Robert Randolph, Dr. John, Marcus King, The Revivalists, Sublime with Rome, Hootie & the Blowfish, and plenty more. Tyler has also had his music featured on radio stations all across the United States since 2014 with over 10 million streams on all streaming platforms.

Additionally, partnerships with several music- and alcohol-themed festivals have boosted brand

awareness, alongside the marketing and sales efforts of Tyler Boone as an accomplished and known recording artist.

Michael Boone has 8 years of management at law enforcement training through DHS (Department of Homeland Security) He managed from 30-300 personnel to meet or exceed all of the training goals.

3) Business Partnerships

Distribution growth has continued to progress as we've grown from 1 state to 26 states in two years and we plan on adding about 5-6 more states in the next 12 months.

Our retail network and client base includes several top spirit distributors in the U.S. The size of the market for the Company's products is $468 billion for the worldwide spirits market and $4.9 billion for the bourbon & whiskey market in the US in 2021.

(https://www.ibisworld.com/industry-statistics/market-size/whiskey-bourbon-distilleries-united-states/)

Boone's Bourbon is now changing our distribution channels to some of the biggest distributors in the country and we foresee this will significantly expand our retail partners across the country.

4) Historical Revenues

Historical revenue of approximately $466,000 of total revenue to date, multiple selected based on industry-standard, industry multiples in the alcoholic and whisky/bourbon industry.

Boone's Bourbon has also just entered Texas, Illinois, Mississippi, Louisiana, Iowa & Georgia with larger distribution channels and by the end of 2022, we are aiming for our revenue to hit over $1.5 million in total from the $466,000 that we are currently reported at.

The brand will also be presented and supported in Louisville, Kentucky this year at Louder Than Life & Bourbon and Beyond with over 200,000 people in attendance each weekend, thus giving Boone's Bourbon an even broader audience than ever before, which will lead to an explosion of more repeat sales.

We anticipate our barrel program to be a huge new part of our business, which should allow us to substantially increase our revenue share more than ever before.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, are converted to common stock; (ii) the Company has no outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) the Company does not have any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*

27.0%

Marketing and sponsorships to increase the brand awareness of Boones bourbon, increasing topline revenue growth and throughput. Branded JVs with other alcoholic/spirit brands, sponsorship of entertainment events, and promos.

- *Company Employment*
  24.0%

  We are hiring top tier executives in the CPG and alcoholic beverage space. Our executive team will handle the growth of Boone's Bourbon for the next 5-7 years.

- *Inventory*
  20.0%

  We will be able to leverage our position as now the largest client of our co-packer to reduce our COGS. COGS as a % of total sales will go down over time as we build economies of scale. We will be able to holding 15% inventory as we have always sold out and to be opportunistic and strategic with our inventory.

- *Working Capital*
  15.5%

  Vendor AP and ramp-up. Launching of our high margin bourbon barrel program and merchandise.

- *Research & Development*
  5.0%

  R&D for new programs of Bourbon and future potential products.

- *Operations*
  5.0%

  Accounting and legal fees. Travel expenses for our sales rep and brand ambassador.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  22.0%

  Marketing and sponsorships to increase the brand awareness of Boones bourbon, increasing topline revenue growth and throughput. Branded JVs with other alcoholic/spirit brands, sponsorship of entertainment events, and promos.

- *Company Employment*
  20.0%

  We are hiring top tier executives in the CPG and alcoholic beverage space. Our executive team will handle the growth of Boone's Bourbon for the next 5-7 years.

- *Inventory*
  25.0%

  We will be able to leverage our position as now the largest client of our co-packer to reduce our COGS. COGS as a % of total sales will go down over time as we build economies of scale. We will be able to holding 15% inventory as we have always sold out and to be opportunistic and strategic with our inventory.

- *Working Capital*

20.0%
Vendor AP and ramp-up. Launching of our high margin bourbon barrel program and merchandise.

- *Research & Development*
4.5%
R&D for new programs of Bourbon and future potential products.

- *Operations*
5.0%
Accounting and legal fees. Travel expenses for our sales rep and brand ambassador.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.drinkboonesbourbon.com (https://www.drinkboonesbourbon.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/boones-bourbon

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Boone's Bourbon Co.

[See attached]

BOONE'S BOURBON, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Boone's Bourbon, LLC
Goose Creek, South Carolina

We have reviewed the accompanying financial statements of Boone's Bourbon, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 1, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	11	$	3,513
Acccount receivables, net		2,823		5,214
Total current assets		**2,835**		**8,727**
Total assets	$	**2,835**	$	**8,727**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Loan payable	$	25,805	$	-
Other current liabilities		24,181		-
Total current liabilities		**49,986**		**-**
Total liabilities		**49,986**		**-**
MEMBERS' EQUITY				
Members' equity		(47,151)		8,727
Total members' equity		**(47,151)**		**8,727**
Total liabilities and members' equity	$	**2,835**	$	**8,727**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	32,329	$	13,033
Cost of goods sold		-		-
Gross profit		32,329		13,033
Operating expenses				
General and administrative		91,001		18,267
Sales and marketing		1,777		60
Total operating expenses		92,778		18,327
Operating income/(loss)		(60,450)		(5,294)
Interest expense		5,429		-
Other Loss/(Income)		(10,000)		(12,500)
Income/(Loss) before provision for income taxes		(55,878)		7,206
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(55,878)	$	7,206

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2019	$ 1,521
Net income/(loss)	7,206
Balance—December 31, 2020	$ 8,727
Net income/(loss)	(55,878)
Balance—December 31, 2021	$ (47,151)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(55,878)	$	7,206
Changes in operating assets and liabilities:				
Acount receivables		2,391		(4,792)
Other current liabilities		24,181		-
Net cash provided/(used) by operating activities		**(29,306)**		**2,413**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on loan payable		27,300		-
Repayment of loan payable		(1,495)		
Net cash provided/(used) by financing activities		**25,805**		**-**
Change in cash		(3,501)		2,413
Cash—beginning of year		3,513		1,099
Cash—end of year	$	**11**	$	**3,513**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	5,429	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Boone's Bourbon LLC was formed on November 5, 2018, in the state of South Caroline. The financial statements of Boone's Bourbon LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Goose Creek, South Carolina.

Boone's Bourbon LLC is an award-winning supplier and manufacturer of a spirit brand titled "Homegrown Boone's Bourbon". We create a high proof, cask strength American bourbon whiskey that is then distributed across the United States and then placed into retail stores, bars, and restaurants that is then placed for sale by our distribution channels

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from

inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale bourbon whiskey to customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $1,777 and $60, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 1, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Advance from related party	$ 24,181	$ -
Total other current liabilities	$ 24,181	$ -

4.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Tyler Boone	45.0%
Michael Boone	45.0%
Khai Nguyen	10.0%
TOTAL	100.0%

5.   DEBT

Promissory Notes & Loans

During 2021, the Company entered into PayPal loan agreement. The details of the company's loan and the terms are as follows:

Debt Instrument Name	Principal Amount	Loan fee	Borrowing Period	Maturity Date	For the Year Ended December 2021		
					Current Portion	Non-Current Portion	Total Indebtedness
PayPal business loan agreement	$ 27,300	$ 5,428	10/13/2021	52 weeks from the loan date	$ 25,805	$ -	$ 25,805
Total	$ 27,300				$ 25,805	$ -	$ 25,805

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2022	$ 25,805
2023	-
2024	-
2025	-
Thereafter	-
Total	$ 25,805

6.   RELATED PARTY

During 2021, the company received an advance in the amount of $24,181 from its CEO, Tyler Boone. As of December 31, 2021, the outstanding balance of this advance is in the amount of $24,181, and has been classified as current liability.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 1, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $60,450, an operating cash flow loss of $29,306, and liquid assets in cash of $11, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned

development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Boone's Bourbon Script

Hello, my name is Tyler Boone, singer songwriter and founder of the award winning "homegrown" boone's bourbon label out of Charleston, SC.

We are here today at the Whiskey House in the Gaslamp district of San Diego where they hold the guiness world record for the most whiskies in a bar with over 4,000 whiskies for you to choose from.

In under just 4 years, Boone's Bourbon has been awarded some incredible awards such as the Platinum Los Angeles, Double Gold New York, Gold Las Vegas, Silver Denver & also named Top 6 in the World in Forbes.

While also being featured in Rolling Stone Magazine, Billboard Magazine, American Songwriter & we are also now available in 24 states all across the country.

We work with such festivals at Louder Than Life with Metallica in Louisville, Kentucky music & comedy venue Jam in the Van in Los Angeles and also the St. Augustine Songwriter festival in St. Augustine.

So Boone's Bourbon is a high proof, cask strength bourbon at 117% proof. We are 75% corn, 21% rye and 4% barley & at our price point we are beating the competition at $40 dollars in the retail stores.

We are now looking for investors to help us start our barrel aged program for all our fans all across the United States.

Boone's Bourbon is a family owned business out of Charleston, SC with my Father Mick Boone & we are so excited for you to consider us for a potential investment.

Cheers and we hope to see you soon!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.